Dryden Government Income Fund
For the period ended 2/28/06
File number 811-3712

SUB-ITEM 77D
Policies With Respect to Security Investment



DRYDEN GOVERNMENT INCOME FUND, INC.

Supplement dated September 15, 2005 to the Prospectus dated April 28, 2005

This supplement sets forth the changes to the Dryden Government Income Fund, Inc. (the "Fund") Prospectus dated April 28, 2005.

The following is added to footnote 5 to the table captioned "Annual Fund Operating Expenses" under the heading "Fees and Expenses" on page 5:


(5) Prudential Investments LLC agreed, effective July 1, 2005, to reduce the Fund's management fee rate whereby the management fee, as a percentage of the Fund's average daily net assets, is as follows: 0.50% to $1 billion, 0.45% of the next $1 billion, 0.35% of the next $1 billion, and 0.30% on $3 billion and over. Had this reduced management fee rate been in effect during the Fund's fiscal year ended February 28, 2005, the management fee paid by the Fund would have been 0.50% of average annual net assets and total annual Fund operating expenses would have been 0.70% of average annual net assets.


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